Exhibit 4.34

CONFIDENTIAL

To the Board of Directors of Birks Group Inc.:

We write this letter in our capacity as majority shareholder (along with the shares owned with our related entity Montel S.à.r.l) of Birks Group Inc. (the “Company”) for the purposes of providing financial support to the Company.

This letter is intended to demonstrate Mangrove Holding S.A.’s willingness to provide additional financial support to the Company up to an amount of CA$3,750,000, if necessary, to assist the Company in satisfying the Company’s obligations and debt service requirements as they come due in the normal course of operations, or in meeting its financial covenant requirements of maintaining minimum excess availability levels of $8.5 million at all times, as defined in the credit facility arrangements provided by Wells Fargo Capital Finance Corporation Canada and SLR Credit Solutions, together the senior lenders, (the “Financial Covenants”), until at least July 31, 2025.

Specifically, and subject in all respects to the aforementioned CA$3,750,000 limit and it being understood that in no event shall the liability of the undersigned hereunder in any circumstances exceed such amount of CA$3,750,000, Mangrove Holding S.A. confirms that, as long as we, together with the shares owned by Montel S.à.r.l, will remain majority shareholders of the Company, we will continue to provide financial support to assist the Company in (i) avoiding any breach of the Financial Covenants at any time until July 31, 2025, and (ii) satisfying, on a timely basis, all of the Company’s liabilities and obligations that it is unable to satisfy when due until July 31, 2025. A maximum amount of CA$2,750,000 will be disbursed, if necessary, prior to January 1, 2025, with the balance of up to CA$1,000,000 to be disbursed, if necessary, after January 1, 2025 and on or prior to July 31, 2025. The Company shall provide a reasonable delay for the funds to be disbursed.

Exhibit 4.34

In addition and subject to the terms and conditions herein, the undersigned represents that Mangrove Holding S.A. has the intent and ability to provide the financial support outlined in this letter to the Company to the extent and when deemed necessary by the Company, upon request by the Company’s Board of Directors, and that there are no restrictions on Mangrove Holding S.A. to provide such financial support of up to CA$3,750,000. The financial support will bear interest at a rate of 15% per annum to Mangrove Holding S.A., but will have no interest or principal repayment prior to July 31, 2025 and will be subject to any other terms and conditions mutually acceptable taking into account the financial situation in which the Company will then find itself. Upon execution of this agreement, the Company shall pay reasonable closing fee to cover for legal and administrative cost to be paid at signature of this letter. This closing fee will be capped at a maximum of fifty thousand dollars (CA$50,000). In addition, a committed capital charge of 5% per annum will be charged to the Company upon execution of this agreement and will be payable at the earliest date of July 31, 2025 or (i), (ii) and (iii) below. The payment of the closing fee and the committed capital charge will be subject to the Company’s senior lenders’ approval.

Any request by the Company’s Board of Directors addressed to Mangrove Holding S.A. for financial support shall be accompanied by a current business plan and projected cash flows of the Company for information purposes.

This undertaking will be valid from the date of this letter through July 31, 2025 and will become null and void prior to July 31, 2025 (i) in the case of a change of control of the Company, where Mangrove Holding S.A. (or its related entities) lose its majority shareholding, (ii) upon the closing of a significant form of equity investment (that may include a debt portion) and/or equity recapitalization of the Company, or (iii) in the case of bankruptcy or insolvency of the Company.

Signed this 15th day of July, 2024.

MANGROVE HOLDING S.A.

by	/Christian Reiser/
Name: Christian Reiser
Title: Director (with the capacity to bind Mangrove Holding S.A.)

Exhibit 4.34

Acknowledged and agreed to by the Company this 16th day of July, 2024.

BIRKS GROUP INC.

by	/Jean-Christophe Bédos/
Name: Jean-Christophe Bédos
Title: President and Chief Executive Officer